Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 33-10169, 33-26726, 33-38362, 33-44663, 333-44364, 333-59692, 333-59696, 333-124716 and 333-127496) of Cleco Corporation of our report dated February 26, 2009 relating to the consolidated financial statements, financial statement schedules and the effectiveness of internal control over financial reporting of Cleco Corporation, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP
New Orleans, Louisiana
February 26, 2009